UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

February 10, 2009

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

DSM and Crucell Sign Agreement with Bioceros to Serve as Pre-Approved
Cell Line Generation Partner of PER.C6® Cell Line Proteins

Leiden, The Netherlands/Parsippany, USA, 10 February 2009 – DSM Biologics and Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) announced today that they have entered into an agreement with Bioceros B.V. of Utrecht, The Netherlands to join their Vendor Network. Under the terms of the agreement, Bioceros will be a pre-approved cell line generation partner for licensees of the PER.C6® cell line located in the European Union.

Karen King, president of DSM Biologics notes, "The growing number of PER.C6® licensees requires that we expand the possibilities for our licensees to obtain services like cell line generation. We are confident that Bioceros’ excellent experience and service level will provide our European licensees additional options to move their PER.C6® programs forward successfully."

Bram Bout, CEO of Bioceros added "We are honored to achieve the distinction of being the first pre-approved Europe-based cell line generation partner using the PER.C6® cell line. The PER.C6® technology is recognized throughout our industry as providing important advantages compared to other platforms, including its well developed technology, which allow for short manufacturing timelines and exceptionally high productivity levels with off the shelf available culture media. The selection of Bioceros as a preferred Vendor by DSM and Crucell underscores the high quality of the services that we offer to our customers".

The PER.C6® technology platform has been developed for the large-scale manufacture of biopharmaceutical products such as recombinant proteins, including monoclonal antibodies. Compared to conventional production technologies, the strengths of PER.C6® technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions. By employing the PER.C6® human cell line and DSM's proprietary XD™ technology, a record yield of over 27 grams per liter in the production of IgG antibodies has been achieved.

Other terms of the agreement were not disclosed.

About PER.C6® technology
Crucell's PER.C6® technology platform has been developed for the large-scale manufacture of biopharmaceutical products such as recombinant proteins including monoclonal antibodies. Compared to conventional production technologies, the strengths of PER.C6® technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions.

XD™ technology
DSM's XD™ technology has been developed as a proprietary system to drive yield improvements in mammalian systems. "XD" stands for extreme density, as the process is able to push the cell density within the bioreactor to maximum productivity.

Bioceros B.V.
Bioceros is a biotech company focusing on pre-clinical development of protein products, with an emphasis on monoclonal antibodies. Bioceros has a technology platform, consisting of generation of high protein producing mammalian cell lines, process development and pre-clinical manufacturing at 20L scale in disposable bioreactors. This is all Quality Controlled, using state of the art serum-free culture media, such that the generated cell lines can be used for GMP manufacturing. In addition, Bioceros has vast experience in pre-clinical development of monoclonal antibodies, including proof of concept and toxicology studies in animals. Bioceros uses this technology platform to offer services to the industry and academia, and to develop its own pipeline of monoclonal antibody products.

Bioceros is located in Utrecht, the Netherlands. For more information, please visit www.bioceros.com.

About DSM Biologics
DSM Biologics, a business unit of DSM Pharmaceutical Products, is a global provider of manufacturing technology & services to the biopharmaceutical industry. In addition to offering world-class biopharmaceutical manufacturing services, DSM Biologics has co-exclusive rights, along with Dutch biotech company Crucell N.V., to license the high-producing PER.C6® human cell line as a production platform for recombinant proteins and monoclonal antibodies. The combination of the PER.C6® human cell line and DSM's manufacturing services provides companies with a turn-key biologic manufacturing solution reducing cost, risk and time to market. More information: www.dsmbiologics.com

Royal DSM N.V. - The Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

About Crucell
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is

headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the U.S. The Company employs over 1000 people. For more information, please visit www.crucell.com.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. These statements are based on current expectations, estimates and projections of the management of DSM and Crucell and information currently available to both companies. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM and Crucell do not guarantee that their expectations will be realized. Furthermore, DSM and Crucell have no obligation to update the statements contained in this press release. Crucell N.V. has identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to the Form 20-F, as filed by Crucell N.V. with the U.S. Securities and Exchange Commission on May 7, 2008, and in particular the section entitled “Risk Factors”. Crucell N.V. prepares its financial statements under International Financial Reporting Standards (IFRS).

For further information please contact:

DSM Pharmaceutical Products	Crucell N.V.
Karen King	Oya Yavuz
President	Director Corporate Communications &
DSM Biologics	Investor Relations
Tel: +1-973-257-8427	Tel: +31-71-519 7064
Karen.King@dsm.com	ir@crucell.com

DSM Biologics	Bioceros B.V.
Jeremy Caudill	Bram Bout
Vice President	CEO
Marketing, Sales & NBD	Tel: +31-30-253 7910
Tel: +1-415-643-2213	b.bout@bioceros.com
Jeremy.caudill@dsm.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
February 10, 2009 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations